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17016542 SSION

Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2017

Washington DC
406

OMB APPROVAL	
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SEC FILE NUMBER
8-68856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaSalle Investment Management Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive, Ste 2300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman Foster (781)780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Drive	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Walley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaSalle Investment Management Distributors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Official Seal
Deborah L Browder
Notary Public State of Illinois
My Commission Expires 06/02/2020

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
LaSalle Investment Management Distributors, L.L.C.:

We have audited the accompanying statement of financial condition of LaSalle Investment Management Distributors, L.L.C. (the Company) as of December 31, 2016, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaSalle Investment Management Distributors, L.L.C. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2017

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	6,945,722
Due from related party		3,409,344
Prepaid expenses		148,459
Total assets	$	10,503,525
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses	$	863,216
Employee commissions payable		269,171
Accounts payable		1,989,373
Due to Parent Company		423,729
Total liabilities		3,545,489
Equity:		
Member's equity		6,961,869
Accumulated other comprehensive loss		(3,833)
Total equity		6,958,036
Total liabilities and member's equity	$	10,503,525

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C

Statement of Operations

Year ended December 31, 2016

Revenue:		
Commission fees	$	11,318,210
Reimbursable fees		4,826,669
Total revenue	$	16,144,879
Expenses:		
Employee commissions expense		2,505,098
Selling expense		10,236,411
Travel and entertainment expense		2,375,612
Business license/fees		1,089,625
Legal expense		366,056
Audit expense		136,569
Promotional expense		545,196
Other expense		691,475
Total expenses		17,946,042
Net loss	$	(1,801,163)
Other comprehensive loss:		
Foreign currency translation adjustment		(3,833)
Total other comprehensive loss		(3,833)
Net comprehensive loss	$	(1,804,996)

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Member's Equity

Year ended December 31, 2016

	Member units		Member's equity
Balances at January 1, 2016	500	$	2,594,426
Net loss	—		(1,801,163)
Contribution	—		6,168,606
Accumulated other comprehensive loss	—		(3,833)
Balances at December 31, 2016	500	$	6,958,036

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(1,801,163)
Reconciliation of net loss to net cash used in operating activities:		
Increase in prepaid expenses		(50,318)
Increase in due from related party		(1,374,140)
Increase in employee commissions payable		37,509
Increase in accounts payable		972,061
Increase in accrued expenses		415,479
Net cash used in operating activities	$	(1,800,572)
Cash flows from financing activity		
Increase in due to Parent Company		6,115,602
Net cash used in financing activity	$	6,115,602
Net increase in cash		4,315,030
Effect of exchange rates		(3,833)
Cash, January 1, 2016		2,634,525
Cash, December 31, 2016	$	6,945,722
Non-cash financing activities:		
Conversion of due to Parent Company to equity	$	6,168,606

See accompanying notes to financial statements.

(1) Organization

LaSalle Investment Management Distributors, L.L.C. (the Company), a subsidiary of LaSalle Investment Management, Inc. (Parent Company and Member) was formed in the state of Delaware on March 10, 2011. The Company was formed to conduct transactions as a broker-dealer to provide investment management, asset management or similar services to the Parent Company or its affiliates.

The Company is registered with the Securities and Exchange Commission (the SEC), Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD)), and various states. On December 20, 2011, the Company's FINRA membership was approved. LIMD operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). The Firm does not hold customer funds or safe-keep customer securities.

The Company is the Dealer Manager for the following offerings of Jones Lang LaSalle Income Property Trust, Inc. (JLLIPT), an affiliate of the Parent Company. On October 1, 2012, JLLIPT Registration Statement on Form S-11 (Commission File No. 333-177963) was declared effective by the SEC with respect to a continuous public offering of up to $3,000,000,000 in any combination of Class A and Class M shares of common stock, the initial public offering. On January 15, 2015, JLLIPT terminated the initial public offering. On January 16, 2015, JLLIPT commenced a follow-on offering (Commission File No. 333-196886) of up to $2,700,000,000 in any combination of Class A, Class M, Class A-I and Class M-I shares of common stock. As a result of the follow-on offering, the Company entered into a new Dealer Manager Agreement with JLLIPT. On January 15, 2015, JLLIPT terminated a private offering of up to $400,000,000 in any combination of Class A-I, Class M-I and Class D shares of common stock. On March 3, 2015, JLLIPT began a new private offering of up to $350,000,000 of Class D shares of common stock.

Historically and for the foreseeable future, the Company is highly dependent on the Parent Company to fund its operating losses. As of December 31, 2016, the Company was obligated to the Parent and its affiliate organizations for certain loans/advance amounts recorded on the books and records of the Company. The Parent will not require the repayment of these loans/advances that the Parent or its affiliates may provide to the Company during 2017, until subsequent to February 28, 2018.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) ***Limitation on Withdrawal of Equity Capital***

It is both the Company and FINRA's policy to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period.

(c) ***Commission Fees***

Commission fees, comprised of sales commissions and dealer manager fees, are earned in connection with the marketing of investment programs. Sales commissions are based upon a percentage of a third-party investment in the related investment program. These commissions are earned and realizable and the related selling expense is incurred at the time the third-party investment is accepted by the offering party. Dealer manager fees accrue daily in an amount equal to

1/365th of the stated class-specific fee based on the net asset value for each outstanding share of common stock.

(d) ***Reimbursable Fees***
Reimbursable fees are comprised of expenses incurred on behalf of and reimbursable by JLLIPT based on the Dealer Manager Agreement. The Company follows ASC Topic 605-45, Principal and Agent Considerations, when accounting for reimbursements from clients.

(e) ***Employee Commissions Expense***
In connection with the marketing of investment programs, employees of the Parent Company who are registered representatives of the Company may receive compensation based on the third-party investment in the related investment program.

(f) ***Foreign Exchange***
We utilize the U.S. dollar as our functional currency, except for our Canadian bank account, which use the Canadian dollar as the functional currency. When preparing financial statements, assets and liabilities of foreign entities are translated at the exchange rates at the balance sheet date, while income and expense items are translated at average rates for the period. Income statement amounts of significant transactions are translated at the rate in effect as of the date of the transactions. Foreign currency translation adjustments are recorded in accumulated other comprehensive loss.

(3) Income Taxes

The Company is a limited liability company which is treated for federal and state income tax purposes as a disregarded entity and is not subject to income taxes. Accordingly, the accompanying financial statements contain no provision for income taxes. The Company had no uncertain tax positions which would require the Company to record a tax exposure liability as of December 31, 2016.

The Company does not have a tax-sharing agreement with the Parent Company and no payments have been made between the Company and its Parent Company for tax reimbursements. The Company has disclosed a pro forma tax benefit as though the Company filed a separate tax return for purposes of its Parent Company reporting. For the year ended December 31, 2016, the income tax benefit of $744,648 was computed by applying an estimated tax rate of 42%. The Company has generated a deferred tax asset of $1,838,227 as of December 31, 2016 to be utilized by its Parent Company related to net operating loss carryforwards. Any valuation allowance for this deferred tax asset is determined by the Parent Company.

(4) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the "SEC" Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital of 6 2/3%. At December 31, 2016, the Company had a net capital and net capital requirements of $5,385,661 and $236,366, respectively. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was approximately 0.66 to 1.

(5) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, LaSalle Investment Management, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2111, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Delaware Limited Liability Company Act, a member shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

(6) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings, as well as the information technology infrastructure, with the Parent Company and were approximately $7,263,160 during 2016. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commission expense, and professional fees, in its statement of operations.

During 2016, the Parent Company converted due to Parent Company to equity in the amount of $6,168,606, which was recorded as a contribution in the statement of member's equity and disclosed as a non-cash financing activity on the statement of cash flows.

JLLIPT has engaged the Company as a dealer manager for the issuance and sale to the public for certain classes of JLLIPT common stock. Pursuant to the arrangement, the Company will also manage relationships with participating broker-dealers and provide assistance in connection with compliance matters relating to marketing the JLLIPT offering.

The Company earns selling commissions on JLLIPT Class A shares of up to 3.5% of the net asset value per Class A share on the date of purchase. The Company receives a dealer manager fee that accrues daily in an amount equal to 1/365th of 1.05% of the net asset value per share for JLLIPT Class A shares outstanding.

The Company will receive a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.30% of the net asset value for each Class M share.

The Company will earn selling commissions on JLLIPT Class A-I shares of up to 1.5% of the net asset value per Class A-I share on the date of purchase. In addition, the Company receives a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.30% of the net asset value for each Class A-I share.

No selling commissions are received in connection with the sale of any Class M-I shares. The Company will receive a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.05% of the net asset value for each Class M-I share.

The Company will earn selling commissions on JLLIPT Class D shares of up to 1.0% of the net asset value per Class D share on the date of purchase. No dealer manager fees are earned on Class D shares.

Selling commissions are received from JLLIPT on a weekly basis. The dealer manager fee is received from JLLIPT quarterly.

The dealer manager fee to be received by the Company is limited based on the total underwriting compensation paid by JLLIPT. The Company recorded total revenue earned associated with this agreement of $11,318,210 for the year ended December 31, 2016 which is included in commission fees in the statement of operations. As of December 31, 2016, the Company recorded a due from related party of $2,285,735. Pursuant to this participating broker-dealer arrangement, the Company engaged third-party participating broker-dealers to sell JLLIPT common stock. The Company recorded total selling expense of $10,236,411 for the year ended December 31, 2016. As of December 31, 2016, the Company recorded accounts payable, related to these selling expenses, of $1,989,373.

Pursuant to the Company's arrangement with JLLIPT, the Company is reimbursed for expenses incurred related to JLLIPT offerings. For the year ended December 31, 2016, the Company recorded reimbursable fees of $4,826,669. As of December 31, 2016, the Company recorded due from related party of $1,123,609.

(7) Subsequent Events

Subsequent to December 31, 2016 and through February 28, 2017 the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

*****

Schedule I

LASALLE INVESTMENT MANAGEMENT DISTIBUTORS, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Total stockholders' equity qualified for net capital	$	6,958,036
Deductions/charges:		
Non-allowable assets:		
Due from related party		1,419,971
Prepaid expenses		148,459
Total non-allowable assets		1,568,430
Net capital before haircuts on securities positions		5,389,606
Haircuts on securities		3,945
Net capital		5,385,661
Aggregate indebtedness		
Items included in consolidated statement of financial condition		
Accrued expenses		863,215
Employee commissions payable		269,171
Accounts payable		1,989,373
Due to Parent Company		423,729
Total aggregate indebtedness		3,545,488
Ratio: Aggregate indebtedness to net capital		0.66 to 1
Computation of basic net capital requirement		
Minimum net capital required (the greater of 6 2/3% aggregate indebtedness or $5,000)		236,366
Net capital in excess of minimum requirement	$	5,149,295

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2016 filed on February 11, 2017 by LaSalle Investment Management Distributors, L.L.C. (the Company) in its Form X-17A-5.

See accompanying report of independent registered public accounting firm.

Schedule II

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Computation for Determination of Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2016.

See accompanying report of independent registered public accounting firm.

Schedule III

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2016.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4

The Member
LaSalle Investment Management Distributor, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying *General Assessment Reconciliation (Form SIPC-7)* to SIPC for the year ended December 31, 2016, which were agreed to by LaSalle Investment Management Distributor, L.L.C. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting a $90 overpayment.

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016 , with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference (if applicable).

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12-31-2016

(Read carefully the instructions in your Working Copy before completing this Form)

AMENDED

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, LLC
333 WEST WACKER DRIVE SUITE 2300
CHICAGO, IL 60606
CRD Number 157625
BD SEC Number 8-68856

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Estee Dorfman 781-780-7069

2. A. General Assessment (item 2e from page 2) $ 2,705

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,233)
7-20-2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,472

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,472

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LaSalle Investment Management Distributors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 2017.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1-2016 and ending 12-31-2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$16,144,880
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,236,411
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Expense Reimbursement Income (Deductions in excess of $100,000 require documentation)	4,826,670
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	15,063,081
2d. SIPC Net Operating Revenues	$1,081,799
2e. General Assessment @ .0025	$2,705 (to page 1, line 2.A.)